FIRST QUANTUM MINERALS LTD.

02 AUG 29 AM 11:50

02049647

August 20, 2002

SECURITIES AND EXCHANGE COMMISSION
Mail Stop 3-9
450-5th Street N.W.
Washington, D.C.
USA 20549

SUPPL

Attention: International Corporate Finance

Dear Sirs/Mesdames:

Re: First Quantum Minerals Ltd. (the "Company") - 12g-82-4461

We enclose the following information to bring our filings up-to-date:

1. Interim Financial Statements for the six month period ended May 31, 2002.

2. News releases from May 9, 2002 to July 30, 2002 – 02-07 through to 02-10.

3. Form 45-902F – Report of Exempt Distribution dated June 25, 2002.

Thank you for your attention to this matter.

FIRST QUANTUM MINERALS LTD.

Per: Christine Thomson

Christine Thomson
Corporate Administrator

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

9/5

HEAD OFFICE:
Suite 450-800 West Pender Street,
Vancouver, British Columbia, Canada V6C 2V6
Telephone: 604 688 6577 Facsimile: 604 688 3818
Toll Free: 1 888 688 6577
Website: www.first-quantum.com
E-mail: info@first-quantum.com

U.K. OFFICE:
1st Floor, Mill House, Mill Bay Lane
Horsham, W. Sussex, RH121SS, UK
Telephone: 44 (0) 1403 273484
Facsimile: 44 (0) 1403 273494
E-mail: clive.newall@first-quantum.com

AUSTRALIAN OFFICE:
MAILING ADDRESS: P.O. Box 1407
West Perth, Western Australia 6872
STREET ADDRESS: Level 1, 24 Outram Street
West Perth, Western Australia 6005
Telephone: (618) 9226-5777 Facsimile: (618) 9226-2522
E-mail: fqm@fqm.com.au

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

Second Quarter ended May 31, 2002 compared to second quarter ended May 31, 2001
(expressed in U.S. dollars)

Summary of Financial and Operational Results

The following discussion and analysis of the Company's results of operations should be read in conjunction with the consolidated financial statements and related notes.

From acquisition to February 29, 2002, the Company proportionally consolidated its 49% interest in Carlisa. From December 2001, the Company elected to dilute its interest in Carlisa rather than contribute equity for the purpose of funding Mopani's ongoing operations. As a result, the Company has diluted its interest in Carlisa from 49% to 18.8% during the six months to May 31, 2002. As required under Canadian Generally Accepted Accounting Principles, the Company, from March 1, 2002, is cost accounting for this investment. On this basis any comparison between quarters needs to consider the impact of this significant change in accounting treatment.

Net earnings for the second quarter ended May 31, 2002 were $2.11 million or $0.05 per share, compared with a loss of $[0.79] million or $[0.02] per share in the same period in 2001.

Losses before income taxes, non-controlling interest and equity earnings for the second quarter were $0.42 million or $0.01 per share compared to $0.99 million or $0.03 per share in the same period in 2001. The earnings before income taxes, non-controlling interest and equity earnings attributed to the ongoing operations of the Company, excluding the impact of an adjustment for Carlisa, was $0.28 million or $0.01 per share.

Cash flow from operating activities, before changes in non-cash operating working capital was $1.52 million or $0.04 per share, compared to $2.28 million or $0.07 per share in the same period in 2001.

Bwana Mkubwa and Lonshi Operations ("Bwana Mkubwa")

During the second quarter, Bwana Mkubwa produced 2,258 tonnes of copper (Q2 2001: 2,582) and 27,586 tonnes of sulphuric acid (Q2 2001: 25,928), of which 15,006 tonnes of sulphuric acid (Q2 2001: 13,997) was sold externally. The anticipated reduction in production was principally caused by commencement of the blending of the Lonshi ore with the existing tailings.

Processing of Lonshi ore commenced in March and much of the second quarter was spent optimizing the plant to deal with the new ore feed. Some of the principal challenges during the quarter related to filtration issues created by the fine nature of the Lonshi ore. These problems were anticipated and during the third quarter cathode production should return to normal levels.

Acid sales increased on a comparable basis as the result of commissioning a second acid plant in the first quarter, 2002; however budgeted acid sales were adversely impacted during the second quarter as Konkola Copper Mines ("KCM") reduced stocks following Anglo American's decision to divest its interest in KCM. Acid production in the second quarter was tailored to meet in particular KCM's requirements while

scheduled maintenance, which required shutdown of the acid plants, was completed. Shipments of acid to KCM have returned to normal levels in the third quarter.

On May 23, 2002 the Company entered into an $18 million term debt facility with Standard Chartered Bank ("SCB"). The facility consists of a $15 million facility and a Zambian Kwacha 12.50 billion facility ($3.0 million) provided by SCB, Zambia. The facility will be used to finance the expansion of Bwana Mkubwa from an annual production rate of 10,000 tonnes to a minimum of 30,000 tonnes of copper cathode. As of May 31, 2002 $3.5 million had been drawn down on this facility.

The SCB loan facility provides all of the financing required to triple copper production at Bwana Mkubwa and demonstrates strong support from the international banking community for this unique cross border operation.

Phase Two of the expansion construction is well underway and commissioning will begin early in the fourth quarter of 2002. When Bwana Mkubwa is fully expanded to treat the Lonshi ore, cash costs net of credits are budgeted to remain in the lowest cost quartile worldwide. For the full year of 2002, Bwana Mkubwa is budgeted to produce 10,000 tonnes of copper cathode and 138,000 tonnes of sulphuric acid of which 88,000 tonnes of sulphuric acid will be available for sale.

During the second quarter 347,094 tonnes of ore grading 4.23% acid soluble copper was mined from the Lonshi ore body. An estimated 730,000 tonnes of ore grading 5.43% copper is to be mined during the 2002 fiscal year.

Kansanshi Copper Project ("Kansanshi")

Subsequent to the end of the second quarter, the results of an Engineering Study ("the Study") for the Phase One development of First Quantum's 80% owned Kansanshi copper-gold project were announced. The Study was conducted and compiled by GRD Minproc Limited of Perth, Western Australia and will lead to a Definitive Feasibility Study which is scheduled for completion in the fourth quarter of 2002. The Study considers all aspects of the development of a new, large scale open pit mine at Kansanshi. First Quantum's objective is to develop an operation that recognizes the changing physical nature of the Kansanshi orebody with depth, and consequently minimize capital expenditures and maximize profitability.

The Study envisions that the Kansanshi project will be developed in two phases. Phase One (years 1-11) will focus predominantly on shallow copper oxide and mixed ores. Annual production will average 94,000 tonnes (207 million pounds) of copper and 42,000 ounces of gold. Phase One cash costs have been estimated at $0.35 per pound of copper, net of gold credits. The mineable resource for Phase One is 73 million tonnes grading 1.74% copper and 0.27grams per tonne gold.

Phase Two (years 12-26+) will focus on sulfide ores with a mineable resource of 197 million tonnes grading 1.16% copper and 0.12g/t gold. Indicative studies for Phase Two show an average annual production rate of 120,000 tonnes of copper and 40,000 ounces of gold with cash costs of approximately $0.54 per pound of copper, net of gold credits.

The Company currently anticipates that initial construction for Phase One including civil engineering and some earthworks could commence late in 2002 with commercial production commencing in early 2004.

Investments

Carlisa Investment Corp.

From December 2001 the Company elected to dilute its interest in Carlisa which owns 90% of Mopani Copper Mines. By the end of the quarter this interest had reduced from 49% to 18.8% reducing its effective interest in Mopani to 16.9%. The Company is not obligated to make any further capital contributions to Carlisa. Mopani is focused on cost cutting activities and improving productivity in an effort to reach a positive cash flow position in 2002. Mopani is forecasting 101,000 tonnes copper and 2,000 tonnes cobalt production for the year ending November, 2002.

For the second quarter, total copper production at Mopani was 23,332 tonnes (Q2 2001: 20,764), total cobalt production was 473 tonnes (Q2 2001: 455). For the first six months of 2002, total copper production was 41,414 tonnes (Q2 2001: 39,398), cobalt production was 920 tonnes (Q2 2001: 823).

Anvil Mining NL

First Quantum holds a 17.4% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges.

Anvil is developing the Dikulushi deposit in the Democratic Republic of Congo ("DRC") which hosts a measured and indicated resource of 1.55 million tonnes grading 8.95% copper and 295 grams per tonnes silver. Stage One development of the Dikulushi deposit, for which the capital cost is US$ 5.7 million, comprises an open pit mine and heavy Media Separation plant. Ore will be treated at a rate of 250,000 tonnes per annum to produce 40,000 tonnes of concentrate per year grading approximately 40% copper and 1,230 grams per tonnes silver. The concentrate will be shipped to a smelter where it will be toll treated to produce approximately 14,000 tonnes of LME grade copper cathode and 1.1 million ounces of silver per year. The forecast operating cost for copper cathode production is US $0.36 per pound of copper, net of silver credits.

Anvil has made significant progress on the construction works for Stage One. The project is now approximately 70% complete and it is scheduled to produce its first high-grade concentrate by August 2002.

Operations

Revenues, Production and Prices

For the second quarter, revenues were $5.08 million (Q2 2001: $36.70 million) and for the six months ended May 31, 2002 revenues were $33.20 (Q2 2001: $69.32 million). Both decreases reflect the change in ownership and accounting treatment at Carlisa. External revenues at Bwana Mkubwa decreased 10% in the second quarter 2002 to $5.64 million (Q2 2001: $6.39 million) principally as a result of lower copper production.

The Company's wholly owned copper production was 2,258 tonnes (Q2 2001: 2,582). Surplus acid production was 15,006 tonnes in the second quarter 2002 compared to 13,997 tonnes in 2001. On an attributable basis, including the Company's share of Mopani's copper production, copper production in the second quarter 2002 was 7,044 tonnes (Q1 2001: 12,755).

The averaged realized copper price after allowances for the second quarter, 2002 was $0.66 per pound compared to the average LME copper price for the quarter of $0.72. Effective May 2002, the Company has no copper hedges.

Operating Cost

At Bwana Mkubwa cost of sales for the second quarter 2002 was $3.85 million (Q2 2001: $3.14 million) as a result of higher front end costs attributable to the mining and processing of Lonshi ore with Bwana Mkubwa tailings.

For the six months ended May 31, 2002 costs of sales are $7.69 million (Q2 2001: $6.46 million). C1[1] costs were $0.25 per pound of copper in the second quarter (Q2 2001: $0.18 per pound) as the result of increased costs associated with the introduction of Lonshi ore and a lower credit from acid sales. C3 costs were $0.58 per pound of copper in the second quarter (Q2 2001: $0.60).

Gross Profit

Gross profit from operations was $1.27 million (Q2 2001: $4.99 million) reflecting the reduced copper production and lower contribution from surplus acid sales at Bwana Mkubwa. For the six months ended May 31, 2002 gross profit was $1.40 million (Q2 2001: $10.69 million). At Bwana Mkubwa the gross profit for the second quarter 2002 was $1.83 million (Q2 2001: $3.34 million).

Other Costs and Expenses

Other costs and expenses including depletion and amortization, corporate general and administrative, exploration and write offs, foreign exchange gain, and interest and financing fees were $1.99 million in the second quarter 2002 compared to $5.98 million in 2001.

Earnings (loss) Before Income Taxes, Non-Controlling Interests and Equity Earnings

For the second quarter, the loss before income taxes, non-controlling interest and equity earnings and minority interests was $0.42 million (Q2 2001: 0.99 million). For the six months ended May 31, 2002 the loss is $3.96 million compared to a profit of $0.40 million in 2001.

Net Earnings (loss)

For the second quarter, net earnings (loss) were $2.11 million (Q2 2001: $[0.79] million) as the result of a $2.5 million tax recovery at Bwana Mkubwa. This resulted when the Zambian Government effectively changed the tax rates for mining companies from 35% to 25%. For the six months ended May 31, 2002 the loss is $2.37 million compared to a profit of $0.55 million in 2001.

Financial Position and Liquidity

Cash Flow from Operating Activities

Cash flow from operating activities in the second quarter 2002, before changes in non-cash operating working capital was $1.52 million ($0.04 per share) compared to $2.28 million ($0.07 per share) in 2001.

Cash Flow from Financing Activities

Financing activities in the second quarter 2002 utilized $0.36 million in cash compared to $4.83 million in the same period 2001, including $3.50 million from proceeds of long term debt, offset by $3.95 million in repayment of principal on long term debt.

Cash Flow from Investing Activities

Cash flow from investing activities required $5.76 million in the second quarter 2002 compared to $1.92 million in 2001 due to capital expenditures associated with the Phase Two Expansion at Bwana Mkubwa.

Cash Resources and Liquidity

At May 31, 2002 the Company had a working capital deficit of $7.36 million compared to a positive working capital of $1.42 million at November 30, 2001. This deficit has arisen due to the rapid payback schedule of the KBC facility.

Outlook

At Bwana Mkubwa the valuable experience gained from processing high grade Lonshi ore will result in higher copper production during the remainder of 2002. Mechanical completion of the Phase Two expansion is scheduled for September. During the remainder of the Fourth Quarter, fine-tuning and optimization of the leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place with the aim of reaching an annual rate of 30,000 tonnes of copper cathode by the first quarter of 2003.

Exploration drilling to test both the strike extension and down dip extension of the Lonshi orebody has proven very encouraging, Geologic interpretation of drilling conducted to date indicates that the host formations for copper mineralization at Lonshi extend at least 500 meters to the southwest of the existing ore body. Should drill results confirm copper mineralization, the potential exists to double the current resource.

With the completion of the Minproc Engineering Study at Kansanshi, the Company has initiated the formal tendering process for project financing. Based on the indicative letters received to date, the Company is confident that it will be able to secure the financing necessary to ensure the project rapidly moves to commercial production.

Footnote 1: Effective March 1, 2002 the Company has adapted Brook Hunts international standards for defining mine cost categories including: C1 as cash operating costs, including mining, processing, site administration and refining, net of by-product credits and C3 as total production costs including depreciation and amortization charges, royalties, related head office costs, interest costs and interest charges

02 AUG 29

First Quantum Minerals Ltd.

Consolidated Financial Statements

Second Quarter – May 31, 2002

(Unaudited)

(expressed in thousands of U.S. dollars)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at May 31, 2002 and November 30, 2001

(expressed in thousands of U.S. dollars)

	May 31, 2002 $000's (Unaudited)	November 30, 2001 $ (Audited)
Assets		
Current assets		
Cash and cash equivalents	1,376	9,836
Accounts receivable and prepaid expenses	2,160	13,767
Inventory	7,429	25,904
Deferred financing fees	86	160
	11,051	49,667
Management fees receivable (note 4)		2,847
Investments (note 5)	11,481	2,314
Deferred exploration and acquisition costs	466	109
Property, plant and equipment	46,966	99,787
	58,913	105,057
	69,964	154,724
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	6,406	29,941
Current portion of provision for retrenchment benefits	-	2,551
Current portion of long-term debt (note 6)	12,000	15,596
	18,406	48,088
Long-term debt	1,505	28,910
Deferred revenue on option contracts	-	850
Future income tax liability (note 3)	3,725	5,064
Provisions for retrenchment, removal and restoration		23,144
	23,636	106,056
Non-controlling interest	2,190	2,323
	25,826	108,379
Shareholders' Equity		
Share capital	77,346	77,188
Deficit	(33,208)	(30,843)
	44,138	46,345
	69,964	154,724

Commitment (note 7)

Approved by the Board of Directors

"Martin R. Rowley" Director

"G. Clive Newall" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three and six months ended May 31, 2002 and 2001

(expressed in thousands U.S. of dollars)

	Three months ended May 31, 2002 $	Three months ended May 31, 2001 $	Six months ended May 31, 2002 $	Six months ended May 31, 2001 $
Revenues				
Owned Operations				
Copper	3,269	4,217	6,252	8,334
Acid	2,374	2,022	5,534	4,297
Other	127	122	155	287
Carlisa Related Revenues (note 4)	(694)	30,334	21,254	56,399
	5,076	36,695	33,195	69,317
Costs and expenses				
Cost of sales	3,502	31,702	31,798	58,628
Depletion and amortization	1,091	2,761	2,765	5,163
Exploration	119	99	196	172
Foreign exchange loss (gain)	(236)	933	(272)	776
General and administrative	753	361	1,290	927
Interest and financing fees on long-term debt	264	1,824	1,373	3,249
	5,493	37,680	37,150	68,915
Earnings (loss) before income taxes, non-controlling interest and equity loss	(416)	(985)	(3,955)	402
Future income tax (Recovery)	(2,499)	(184)	(1,335)	(239)
Non-controlling interest	(22)	(54)	(240)	2
Equity Earnings (Loss)	7	(45)	15	(91)
Net earnings (loss) for the period	2,112	(792)	(2,365)	548
Deficit - Beginning of period	(35,320)	(8,528)	(30,843)	(9,868)
Deficit - End of period	(33,208)	(9,320)	(33,208)	(9,320)
Earnings (loss) per common share				
Basic - $ per share	0.05	(0.02)	(0.05)	0.02
Diluted - $ per share	0.05	(0.02)	(0.05)	0.02

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three and six months ended May 31, 2002 and 2001

(expressed in thousands of U.S. dollars)

	Three months ended May 31,		Six months ended May 31,	
	2002	**2001**	**2002**	**2001**
Cash flows from operating activities				
Net earnings (loss) for the period	2,112	(792)	(2,365)	548
Items not affecting cash				
Depletion and amortization	1,091	2,761	2,765	5,163
Amortization of financing fees	37	317	74	733
Equity loss (earnings)	(7)	45	(15)	91
Net recognition of deferred revenue	(44)	-	(794)	(106)
Accrued interest on ZCCM facility	-	184	406	362
Income gain from equity dilution	856	-	-	-
Non-controlling interest	(22)	(54)	(240)	2
Recovery of future income tax	(2,503)	(184)	(1,339)	(239)
	1,520	2,277	(1,508)	6,554
Change in non-cash operating working capital				
Decrease in restricted cash	-	8,157	-	-
Decrease (increase) in accounts receivable and prepaid expenses	(361)	3,435	(4,375)	365
Decrease (increase) in inventory	(2,802)	(4,048)	(1,549)	(6,185)
Increase (decrease) in accounts payable and accrued liabilities	373	(2,155)	4,038	3,438
	(2,790)	5,387	(1,886)	(2,382)
	(1,270)	7,666	(3,394)	4,172
Cash flows from financing activities				
Proceeds from long-term debt	3,504	4,479	7,255	6,929
Repayments of principal on long-term debt	(3,950)	(10,107)	(9,220)	(16,204)
Proceeds from issue of common shares and warrants	85	802	159	10,129
	(361)	(4,826)	(1,806)	855
Cash flows from investing activities				
Payments to acquire capital assets	(5,092)	(1,841)	(11,384)	(4,870)
Net change in cash attributable to Carlisa dilution	(327)	-	8,481	-
Payments for exploration on mineral properties	(343)	(78)	(357)	(78)
	(5,762)	(1,919)	(3,260)	(4,948)
(Decrease) Increase in cash and cash equivalents	(7,393)	921	(8,460)	78
Cash and cash equivalents - Beginning of period	8,769	1,752	9,836	2,595
Cash and cash equivalents - End of period	1,376	2,673	1,376	2,673

(expressed in thousands of U.S. dollars)

1. Basis of Presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements of First Quantum Minerals ("FQM" or the "Company").

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 2 of these interim consolidated financial statements.

2. Changes in Accounting Policies

Principles of Consolidation

From the date of acquisition to February 28, 2002, the Company proportionately consolidated its 49% interest in Carlisa Investment Corp. (Carlisa).

Effective from March 1, 2002 the Company no longer proportionately consolidates this investment, as it no longer has either joint control or the ability to exert significance influence over the investment in Carlisa (refer to note 4). As is required under Canadian Generally Accepted Accounting Principles, the Company from March 1, 2002 is cost accounting for this investment.

Reportable Operating Segments

These interim consolidated financial statements differ from the most recent annual consolidated financial statements in respect to the reporting of the segmented information (refer to note 9).

3. Changes in Accounting Estimate

Future Income Taxes at Bwana Mkubwa

As noted in the annual financial statements for the year ended November 30, 2001, the Zambian Government announced that it has reduced the mining tax rate from 35% to 25%. This change in tax rate has resulted in a net tax credit being recognised in the Second Quarter of $2.5 million.

4. Dilution of Interest in Carlisa

At December 1, 2001, the Company had a 49% joint venture interest in Carlisa which owns 90% of Mopani Copper Mines PLC (Mopani). From December 2001, the Company elected to dilute its interest in Carlisa rather than contribute further equity for the purpose of funding Mopani's ongoing operations. As a result the Company has diluted its interest in Carlisa from 49% to 18.79% during the six months period to 31 May 2002.

As a consequence of the election to dilute , the Company agreed in February 2002 to reduce its representation on the Board of Directors at Mopani from three to two As a result of this reduction in Board representation and the Company's decision to dilute, the Company no longer exercises joint control over Carlisa. From an accounting

perspective, it is no longer appropriate to proportionately consolidate its investment, accordingly the Company now cost accounts for its investment in Carlisa.

Reconciliation of Carlisa Investment

As a result of this change in accounting treatment, the Company no longer consolidates its percentage ownership in Carlisa but records its investment in Carlisa at its effective cost as at March 1, 2002. The cost of this investment is comprised as follows:

	$000's
Proportionately consolidated losses of Mopani: Apr 1, 2000 to Nov 30, 2001	(3,894)
Proportionately consolidated losses of Mopani: Dec 1, 2001 to Feb 28, 2002	(4,554)
Management Fees Receivable (a)	5,582
Initial Cost of Investment (b)	9,569
Working Capital Loan (c)	2,450
Carrying Cost of Carlisa Investment	**9,153**

a) Management fees receivable

As part of the dilution agreement the management fees charged by the Company to Mopani ceased effective 1 December 2001. The outstanding management fees as at that date will remain payable but are not payable until such a time that the working capital loans provided to Mopani by Carlisa and Glencore have been repaid in full. These outstanding management fees effectively represent part of the Company's investment in Carlisa.

As a result of the change in accounting treatment, the Company has accounted for 100% of the management fees due from Mopani. Under the proportionate consolidation method, the Company had previously only recognized 51% of these management fees or $2.8 million as at November 30, 2001.

b) Initial Cost of Investment

Under the original Joint Venture Shareholders Agreement ("JVSA"), the Company's original investment in Carlisa was $9.569 million. This investment was previously eliminated on consolidation.

c) Working Capital Loan

In addition, the Company had previously invested $9.8 million in Carlisa as part of a working capital standby loan provided by Carlisa to Mopani. The Company provided $2.45 million of this amount directly and borrowed the remaining $7.35 million from Glencore, the joint venture partner in Carlisa.

As part of the restructuring of the JVSA with Glencore and dilution of the Company's interest in Carlisa, the $7.35 million borrowed from Glencore was satisfied by including it in the calculation to reduce the Company's interest to 18.79% of Carlisa.

Impact on Statement of Losses and Deficit

As result of proportionately consolidating up to February 28, 2002 the following balances were incorporated into the companies Consolidated Statement of Earnings and Deficit:

	$000's
Income	20,731
Cost of Sales	(24,109)
Gross Profit	(3,378)
Other Expenses	(1,416)
Non-Controlling Interest	(240)
Proportionately consolidated losses	**(4,554)**

Review of Quarter Reported Results

For the quarter ended February 28, 2002, the Company calculated a gain on dilution of $8.17 million and deferred this gain on dilution as a balance sheet item. This gain arose as a result of consolidating 33.66% of Carlisa which included the new capital introduced into Carlisa as well as proportionately consolidating more than 33.66% of the revenues and expenses. The consolidation of more than 33.66% of the revenues and expenses was a result of the gradual dilution of the Company's interest in Carlisa from the 49% level at 1 December 2001 to 33.66% at 28 February 2002. Included in the First Quarter for 2002, was also a one-time gain of $856,265 which was included in the Statement of Loss and Deficit. The Company has reviewed this accounting treatment and decided that it is more appropriate to record this amount as part of the Company's investment in Carlisa . This gain has been reversed in the second quarter.

Adjustment to Previous Disclosure

As noted in the First Quarter the Company had deferred the gain on dilution to ensure that the Compromise Deed entered into with Glencore had been executed before the accounting treatment was finalised. As a result, the Company has changed its forecasted accounting treatment to better reflect the economic reality underlying the transaction. The Company had previously indicated that it would equity account for the investment in Carlisa effective April 19, 2002. Under Canadian Generally Accepted Accounting Principles, if an entity does not have the ability to exert significant influence the investment should be recorded at cost and not equity accounted. As the Company has diluted its interest in Carlisa, reduced its representation on the board of Carlisa and Mopani, and no longer exercises joint control with Glencore over Carlisa, the Company has elected to record its investment at cost.

The deemed date of dilution has also been reviewed. Given the agreement in February 2002 to reduce the Company's representation on the Board of Directors of both Carlisa and Mopani, the phased dilution of the Company's interest in Carlisa from December 2001 and the fact that the Company could no longer exert significant influence over Carlisa after the First Quarter, March 1, 2002 rather than the previously indicated April 19, 2002 has been the date from which the Company's investment in Carlisa has been recorded at cost.

5. Investments

	May 31, 2002	November 30, 2001
	$000's	$000's
Carlisa Investment Corp. (a)	9,153	-
Anvil Mining NL (b)	2,279	2,265
Other	49	49
	11,481	2,314

a) The Company has an 18.79% interest (note 4) in Carlisa Investment Corp. that holds a 90% interest in Mopani Copper Mines, in Zambia.

b) The Company has a 17.4% interest in Anvil Mining NL, a public company quoted on the Australian and Berlin Exchanges.

6. Term Debt

	May 31, 2002	November 30, 2001
	$000's	$000's
KBC loan (a)	9,750	10,500
Standard Chartered Bank (b)	3,505	-
Other	250	1,950
Mopani project finance	-	32,056
Total long-term debt	**13,505**	**44,506**
Less: Current portion	12,000	15,596
	1,505	28,910

a) KBC loan

In July 2001, KBC Bank N.V., Global Trade Finance Group (KBC) provided a $14,250,000 term debt facility to the companies wholly owned subsidiary Bwana Mkubwa Mining Limited. The KBC facility is repayable in 19 monthly instalments commencing in July 2001 and has an interest rate of LIBOR plus 2.5% per year. This facility is secured by the assets and undertakings of Bwana Mkubwa. In January 2002, this facility was increased by $3,750,000 and is now repayable, in monthly instalments, 23 months after July 31, 2001.

b) Standard Chartered Bank

On May 23, 2002 Bwana Mkubwa Mining Limited entered into a long-term debt facility with Standard Chartered Bank. This facility was established to provide Bwana Mkubwa with sufficient funds to cover the entire capital cost of the plant expansion that is currently taking place at Bwana Mkubwa to increase the production from 10,000 tonnes of copper cathode per annum to no less than 30,000 tonnes per year.

The facility comprises two elements, a term loan facility up to a maximum of $15 million and a Zambian Kwacha denominated facility of ZMK12,500,000,000 (equivalent to approximately $3 million.).

(expressed in thousands of U.S. dollars)

These loans are repayable in monthly instalments of the combined equivalent of $500,000 beginning November 30, 2002. As at May 31, 2002 this loan had been drawn down to $3.5 million.

7. Commitment

In February 2002, the Company agreed to provide a $500,000 unsecured convertible note facility to Anvil Mining NL. The note is for a term of eighteen months at an interest rate of LIBOR plus 2.5%. The note is convertible into Anvil ordinary shares at a price of Australian $0.10 per share with each share issued having an attaching free option exercisable at Australian $0.12 cents each at any time within two years. The convertible note must be redeemed or converted as to one third of its face value within each six month period. Anvil shareholder approval has been obtained to issue the convertible note. This facility has not yet been advanced.

8. Supplemental Cash Flow Information

During the six months ended May 31, 2002, the Company conducted non-cash operating, financing and investing activities as follows:

	2002 **$**
Movements in non-cash operating working capital	
Accounts receivable	(15,982)
Inventory	(20,024)
Accounts payable	24,541
Management fee receivables	(2,856)
	(14,321)
Non-cash financing activities	
Term debt	31,892)
Non-controlling interest	(159)
	31,733
Non-cash investing activities	
Property, plant and equipment acquired	(61,442)
Deferred revenue	57
Provisions	28,727
Investments	9,153
Net Carlisa related inter-company adjustment	6,093
	(17,412)

(expressed in thousands of U.S. dollars)

9. Segmented Information

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Due to the integrated nature of the operations at Bwana Mkubwa and Comisa the Company has changed it method of disclosure in the segmented information to include a consolidated segment of Bwana Mkubwa and Comisa. The Company's four reportable operating segments are three mining operations and corporate administration.

Bwana Mkubwa and Comisa Operations (BCO)

The Bwana Plant and the Comisa Mine are distinctive legal entities and operations but from a management perspective are viewed as an integrated operation with Bwana Mkubwa processing the ore mined by Comisa. The Bwana Mkubwa Plant in Zambia produces grade A copper cathodes from ore in tailings dumps and the Comisa open pit mine in the Democratic Republic of Congo (DRC) and the Bwana Plant manufactures sulphuric acid for use in the copper segment and for sale to third parties.

Kansanshi Copper Project (KCP)

Kansanshi is located in the Northwest Province of Zambia, approximately 15 kilometres north of Solwezi. It hosts an open pit mineral resource of 267 millions tonnes grading 1.28% copper and 0.16 grams per tonne of gold. The Company currently anticipates that initial construction including civil engineering and some earthworks could commence late in 2002, with commercial production commencing in early 2004.

Carlisa (CAR)

From 1 April 2000 to 28 February, 2002 the Company proportionately consolidated its investment in Carlisa. From 1 March, 2002 the Company now cost accounts for this investment (refer to note 4) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani Copper Mines which comprises the Mufulira Division and Nkana Division both in Zambia. The Mufulira Division mines, processes, smelts and refines grade A copper cathode directly and on a toll basis. The Nkana Division mines, processes copper and cobalt ores, directly and on a toll basis and directly refines the cobalt ores into finished cobalt products.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, corporate administration, and portions of the Company's financing. It also holds the investment in Anvil Mining NL and Connemara Gold Mine in Zimbabwe which is currently on a care and maintenance basis and was written down in November 2001 to a residual value of $1.2 million.

(expressed in thousands of U.S. dollars)

For the six months ended May 31, 2002, segmented information is presented as follows:

	BCO $	**KCP** $	**CAR** $	**CDA** $	**Total** $
Revenues from external customers	11,785	-	20,628		32,413
Interest and other income	51	-	626	105	782
Inter-segment sales (Cost of sales)	148		(148)		
Cost of Sales	(7,689)	-	(24,109)		(31,978)
Segment gross profit	**4,295**	-	**(3,003)**	**105**	**1,397**
Depletion and amortization	2,070	-	693	1	2,765
General and administrative				1,290	1,290
Exploration		-		196	196
Foreign exchange loss (gain)	(272)	-	-	-	(272)
Interest and financing fees	469	-	723	181	1373
Segment profit (loss) before the undernoted items	**2,028**	-	**(4,419)**	**(1,563)**	**(3,955)**
Non-controlling interest			240		240
Equity Gain				15	15
Gain on Equity Dilution				-	-
Future income tax recovery (expense)	1,335	-	-		1,335
Segment profit (loss)	**3,363**	-	**(4,179)**	**(1,548)**	**(2,365)**
Capital asset additions	9,019	987	1,350	28	11,384
Total assets	42,043	13,340	9,153	5,428	69,964

(expressed in thousands of U.S. dollars)

For the six months ended May 31, 2001, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	12,631		55,697		68,328
Interest and other income	39		117	833	989
Inter-segment sales (cost of sales)	231		(231)		-
Cost of sales	(6,458)		(51,964)	(206)	(58,629)
Segment gross profit	**6,443**		**3,619**	**627**	**10,688**
Depletion and amortization	3,940		1,211	11	5,163
Exploration and write-down				172	172
Foreign exchange loss (gain)	(5)		1,000	(219)	776
General and administrative				927	927
Interest and financing fees	625		1,533	1,091	3,249
Loss (gain) on disposal					
Segment profit (loss) before the undernoted items	**1,883**		**(125)**	**(1,356)**	**402**
Non-controlling interest			2		2
Equity loss				(91)	(91)
Future Income Tax	595		(834)		(239)
Segment profit (loss)	**1,288**		**711**	**(1,447)**	**548**
Capital asset additions	368		4,175,642	274	4,818
Total assets	28,623		86,761,484	18,048	133,433

(expressed in thousands of U.S. dollars)

For the three-month period ended May 31, 2002, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	5,643	-	161	-	5,804
Interest and other income	44	-		83	127
Gain on equity dilution	-	-	(856)		(856)
Cost of sales	(3,854)	-	352	-	(3,501)
Segment gross profit	**1,833**	-	**(343)**	**83**	**1,274**
Depletion and amortization	1,091	-	-	-	1,091
General and administrative	-	-	-	754	754
Exploration	-	-	-	119	119
Foreign exchange loss (gain)	(230)	-	-	(6)	(236)
Loss (gain) on disposal	0	-	-	-	0
Interest and financing fees	219	-	-	43	262
Segment profit (loss) before the undernoted items	**753**	-	**(343)**	**(827)**	**(416)**
Non-controlling interest	-	-	22	-	22
Equity Gain	-	-	-	7	7
Gain on Equity Dilution	-	-	-	-	-
Future income tax recovery	2,499	-	-	-	2,499
Segment profit (loss)	**3,252**	-	**(321)**	**(820)**	**2,112**
Capital asset additions	4,772	292	-	28	5,092
Total assets	42,043	13,340	9,153	5,428	69,964

(expressed in thousands of U.S. dollars)

For the three-month period ended May 31, 2001, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	6,239		30,064		36,303
Interest and other income	24		74	295	392
Inter-segment sales (cost of sales)	216		(216)		
Cost of sales	(3,139)		(28,500)	(62)	(31,702)
Segment gross profit	**3,339**		**1,421**	**233**	**4,993**
Depletion and amortization	2,035		726	-	2,761
Exploration	-		-	99	99
Foreign exchange loss (gain)	13		998	(79)	933
General and administrative	-		-	361	361
Interest and financing fees	326		1,016	482	1,824
Segment profit (loss) before the undernoted items	**965**		**(1,320)**	**(631)**	**(985)**
Non-controlling interest	0		(54)		(54)
Equity Earning				(45)	(45)
Future Income Tax	305		(489)	-	(184)
Segment profit (loss)	**660**		**(776)**	**(676)**	**(792)**
Capital asset additions	230		1,533	78	1,841
Total assets	28,624		86,761		133,433

FIRST QUANTUM MINERALS LTD.

02 AUG 29

NEWS RELEASE

02-07

May 9, 2002

www.first-quantum.com

UPDATE ON FIRST QUANTUM MINERALS 7.5 BILLION POUND KANSANSHI COPPER DEPOSIT

-EXCEPTIONAL RESULTS FROM FEASIBILITY STUDY RESERVE DEFINITION DRILLING-

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce the results of reserve definition drilling at its Kansanshi copper project ("Kansanshi"), located approximately 15 kilometres north of Solwezi, in the Northwest Province of Zambia. First Quantum holds an 80% interest in the Kansanshi project with Zambian Consolidated Copper Mines ("ZCCM") holding the remaining 20% interest.

Kansanshi hosts an open pit mineral resource of 267 million tonnes grading 1.28% copper and 0.16 grams per tonnes gold containing 3.4 million tonnes (7.5 billion pounds) copper and 1.4 million ounces of gold. A feasibility study will be published during the second quarter leading to a bankable feasibility study in the fourth quarter of 2002. The study will consider all aspects of the potential development of a new, large scale open pit mine at Kansanshi. The Company anticipates, subject to certain conditions, that engineering and some civil construction could commence in 2002, with commercial production commencing in early 2004. Kansanshi, with a capital cost of approximately $120 million, is expected to produce approximately 75,000 tonnes (165 million pounds) of copper per year. Early indications are that Kansanshi will produce copper for approximately $0.40 per pound, net of credits.

Definitive Feasibility Study - Reserve Definition Drilling Program Highlights

Significant intersections from the recently completed reserve definition drill program at Kansanshi are shown below. Alan Stephens, Vice-President Exploration commented "These excellent drill results further confirm that Kansanshi is one of the premier undeveloped copper deposits in the world. The unique combination of Kansanshi's exceptional copper grade, simple metallurgy and good infrastructure will lead to the development of an extremely robust low cost mining operation."

Hole	Total Depth (metres)	From (metres)	To (metres)	Intersection (metres)	Total Copper (%)
KRC053	75	0	59	59	2.91
KRC035	75	0	24	24	3.44
KRC051	85	0	82	82	2.23
KRC038	75	0	74	74	2.16
KRC052	90	0	74	74	3.24
KRC040	100	0	46	46	5.17
KRC043	103	54	100	46	7.81
KRC045	100	0	40	40	2.30
KRC049	100	2	100	98	3.71
K398	151	67	121	54	2.73
KRD64	151	73	151	78	1.28
K385	151	84	151	68	2.38

Hole	Total Depth (metres)	From (metres)	To (metres)	Intersection (metres)	Total Copper (%)
K383	125	76	118	42	4.24
K407	185	82	184	102	3.91
K380	170	81	151	70	4.11
K410	148	112	148	36	9.02
K408	151	99	137	38	6.72
KRC068	100	64	100	36	5.42
KRC103	100	14	48	34	6.01
KRC077	80	28	80	52	4.33
KRC078	120	22	74	52	3.90

At the time of acquisition by First Quantum (August 2001), Kansanshi hosted a Measured, Indicated and Inferred, open pit mineable resource of 267 million tonnes grading 1.28% copper, which was based on a total of 379 Cyprus Amax and 112 ZCCM diamond drill holes for a total of 100,900 metres of drilling. This resource is contained within two zones of mineralization, namely the Main and North West Zones. The feasibility study drill program was aimed at converting the Main Zone oxide and mixed, as well as the shallower sulphide resource to the Measured and Indicated Resource category. The Main Zone drill program comprised a total of 33 diamond holes for 4539 metres and 31 RC holes for 2713 metres. The North West Zone drilling was aimed at converting a portion of the resource to Indicated status, and comprised a total of 37 RC holes for 3279 metres. These objectives have been achieved and metallurgical testwork, using these new drill samples, has confirmed the process parameters for the plant design. All holes were drilled on parallel sections at inclinations of minus 50-70 degrees in order to intersect both vein hosted and stratabound mineralization. Section lines are 50 metres apart. A complete list of all drill intersections is included at the end of this news release.

Geology and Mineralization

The Kansanshi deposit occurs within the Lufilian arc, a major tectonic province characterized by broadly north-directed fold and thrust structures, which hosts the world class Central African Copperbelt. The property geology is dominated by the northwest-trending Kansanshi Antiform, which exposes rocks of the Late Proterozoic Kansanshi Mine Formation in the core of a major refolded fold. Copper mineralization occurs both in and between steeply dipping, generally north-south trending quartz-carbonate veins and vein swarms, and as foliation parallel stratabound mineralization, within albite and carbonate altered phyllitic rocks of the Mine Formation.

Deep tropical weathering has resulted in supergene enrichment and subsequent partial oxidation of the deposit so that a substantial proportion of the resource occurs as copper oxide and mixed copper oxide/chalcocite mineralization hosted by saprolitized phyllites, decalcified marbles and schists, amenable to recovery by SX/EW methods. This secondary mineralization is underlain by a large tonnage of primary sulphide mineralization, with chalcopyrite and subordinate bornite as the dominant minerals, treatable by conventional flotation.

Oxide and mixed oxide/sulphide copper mineralization grading plus 0.5% copper occurs principally within two essentially flat lying orebodies, separated by a mostly barren marble unit. In some areas, the marble unit has been completely decalcified during weathering and in these cases the two orebodies are combined. Deeper primary sulphide mineralization occurs in other discrete flat lying phyllite units.

Sample Preparation and Assaying

All drilling was performed by Stanley Mining Services, which also conducted all previous Cyprus Amax drilling on the property. Diamond holes were collared at PQ size reducing to HQ and NQ as required, and average core recovery was greater than 85%. Reverse circulation drilling was conducted with a booster to maximize sample recovery and dryness, and was confined to areas of shallower weathering and no significant water inflow.

All core and reverse circulation samples were prepared under direct supervision of First Quantum personnel, at the Kansanshi on-site preparation laboratory, an industry standard facility constructed by Cyprus Amax in 1997. Core samples were no greater than 2.5 metres in length, while individual 1 metre reverse circulation samples were composited to 2 metre samples on site. A 250 gram split from each crushed half core sample was air freighted to Genalysis Laboratories in Perth WA, and assayed for total copper, ambient temperature acid soluble and sequential cyanide soluble copper, gold, total sulphide and carbonate. Appropriate standards, blanks and duplicates were inserted on site, and in the laboratory.

Alan J. Stephens, BSc(Hons), ARSM, Vice President, Exploration of First Quantum Minerals Limited, a geologist with more than 26 years experience in the mining industry, is the qualified person responsible for the design and conduct of the work performed.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

Drilling Summary - Main Zone

Hole	Total Depth (metres)	From (metres)	To (metres)	Intersection (metres)	Total Copper (%)
KRC053	75	0	59	59	2.91
KRC060	80	20	52	32	0.94
KRC035	75	0	24	24	3.44
KRC035	75	44	52	8	0.98
KRC035	75	64	75	11	1.02
KRC036	60	26	50	24	1.51
KRC050	90	0	90	90	1.74
KRC051	85	0	82	82	2.23
KRC037	75	0	74	74	2.09
KRC038	75	0.0	74	74	2.16
KRC039	75	30	32	2	1.59
KRC052	90	0	74	74	3.24
KRC040	100	0	46	46	5.17
KRC040	100	60	72	12	0.74
K403	100	0	100	100	1.75
KRC041	100	0	44	44	1.31
KRC041	100	56	80	24	3.22
K411	65.5	0	30	30	2.54
KRC054	120	112	118	6	0.73
KRC042	100	4	100	96	1.80
KRC043	103	0	10	10	0.94
KRC043	103	34	40	6	1.53
KRC043	103	54	100	46	7.81
KRC055	100	40	82	42	1.49
KRC044	70	26	68	42	1.41
KRC056	100	82	100	18	2.64
KRC045	100	0	40	40	2.30
KRC045	100	80	94	14	0.92
KRC046	102	0	6	6	1.24
KRC046	102	16	30	14	1.15
KRC046	102	52	82	30	0.68
KRC047	100	0	16	16	2.28
KRC047	100	24	100	76	1.11
K381	103	47	92	45	1.88
K388	121	65	121	56	2.89
K386	94	76	84	8	3.86
K384	68	62	63	2	2.41
K382	99	67	86	19	4.93
KRC048	110	0.0	31	31	2.22
KRC048	110	63	110	47	0.93
KRC049	100	2	100	98	3.71
KRC/D057	108	70	85	15	0.66
K389	125	57	116	59	1.59
KRC/D058	90	83	89	6	0.79

Drilling Summary - Main Zone (continued)

Hole	Total Depth (metres)	From (metres)	To (metres)	Intersection (metres)	Total Copper (%)
KRC/D059	91	67	90	23	6.56
KRC061	75	70	75	5	5.68
KRC062	75	62	70	8	1.08
KRC063	95	87	95	8	1.33
K396	133	114	120	6	16.47
K398	151	67	121	54	2.73
K399	126	62	69	7	0.66
K399	126	103	109	6	0.61
K400	102	64	70	6	1.10
K401	100	71	97	26	0.77
K392	156	69	72	3	5.48
K392	156	90	115	25	0.61
K392	156	134	153	20	0.79
K397	151	101	116	14	0.57
K395	130	64	70	6	2.37
K395	130	93	104	12	2.50
K394	108	62	79	17	2.03
KRD64	151	73	151	78	1.28
K393	150	68	91	23	1.17
K391	126	92	97	5	2.30
KRC/D065	100	65	90	25	1.69
K390	125	68	104	36	2.61
K387	125	75	103	28	2.52
K385	151	84	151	67	2.38
K383	125	76	118	42	4.24
K412	150	72	112	40	1.35
K409	142	79	114	35	4.26
K407	185	82	184	102	3.91
K380	170	81	151	70	4.11
K402	150	97	150	53	2.21
K404	151	105	130	25	1.87
K406	151	102	134	32	2.01
K410	148	112	148	36	9.02
K408	151	99	137	38	6.72
K405	107	67	71	4	1.00
K405	107	104	107	3	1.90

Drilling Summary – North West Zone

Hole	Total Depth (metres)	From (metres)	To (metres)	Intersection (metres)	Total Copper (%)
KRC086	118	no significant values			
KRC087	100	no significant values			
KRC088	100	68	72	4	1.13
KRC089	90	no significant values			
KRC090	90	no significant values			
KRC091	90	no significant values			
KRC092	94	40	80	40	2.09
KRC093	100	80	100	20	4.57
KRC094	90	22	32	10	1.71
KRC068	100	64	100	36	5.42
KRC095	97	28	44	16	1.36
KRC096	93	24	30	6	1.59
KRC096	93	56	60	4	2.61
KRC097	90	16	42	26	1.91
KRC098	92	82	86	4	3.37
KRC069	100	36	40	4	1.77
KRC069	100	72	100	28	16.95
KRC070	100	24	50	26	1.48
KRC070	100	82	96	14	6.61
KRC071	102	86	102	16	5.83
KRC103	100	14	48	34	6.01
KRC103	100	86	96	10	0.58
KRC104	100	92	98	6	5.86
KRC072	100	36	60	24	1.89
KRC073	75	18	38	20	1.75
KRC074	100	24	73	49	1.82
KRC075	100	28	66	38	1.41
KRC076	100	46	58	12	0.86
KRC099	100	29	40	11	0.80
KRC099	100	76	88	12	1.09
KRC100	108	26	30	4	1.96
KRC100	108	83	108	25	4.69
KRC101	100	30	42	12	1.27
KRC102	100	18	38	20	2.83
KRC077	80	28	80	52	4.33
KRC078	120	22	74	52	3.90
KRC079	54	36	48	12	1.69
KRC080	50	14	36	22	2.35
KRC081	50	32	42	10	2.65
KRC082	50	26	50	24	1.76
KRC083	50	40	46	6	3.44
KRC084	50	32	42	10	2.06
KRC085	50	no significant values			

02 AUG 29

NEWS RELEASE

02-08
June 10, 2002
www.first-quantum.com

FIRST QUANTUM
MINERALS LTD.

FIRST QUANTUM COMPLETES US$18 MILLION LOAN FACILITY FOR BWANA MKUBWA EXPANSION

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the signing of a US $18 million term debt facility for its wholly owned subsidiary Bwana Mkubwa Mining Limited ("Bwana Mkubwa") with Standard Chartered Bank ("SCB"). The facility will consist of a US $15 million facility and a Zambian Kwacha 12.50 billion facility (US $3.0 million) provided by Standard Chartered Bank, Zambia. The facility will be used to finance the expansion of the SX/EW plant at Bwana Mkubwa from an annual production rate of 10,000 tonnes (22 million pounds) of copper cathode to a minimum of 30,000 tonnes (66 million pounds) of copper cathode. The SCB facility is repayable in 36 equal monthly instalments commencing in November, 2002 after the scheduled completion of the Bwana Mkubwa expansion.

"The SCB loan facility completes all of the financing required to triple copper production at Bwana Mkubwa and demonstrates strong support from the international banking community for this unique cross border operation. Phase Two of the expansion construction is well underway and we expect commissioning to begin early in the fourth quarter of 2002. When the Bwana Mkubwa facility is fully expanded to treat ore from the Lonshi deposit, cash costs net of credits are budgeted to be $0.30 per pound of copper putting the Bwana Mkubwa operation in the lowest quartile worldwide in terms of cost of production. Bwana Mkubwa will continue to be a cornerstone of the company and a major contributor to cash flow. " commented Philip Pascall, Chairman, First Quantum Minerals.

The Lonshi copper deposit is located 36 kilometres southeast of the Bwana Mkubwa facility in the Democratic Republic of the Congo. The current resource is 5.1 million tonnes grading 5.75% copper or 295,000 tonnes (650 million pounds) of contained copper. In September 2001, the Company commenced open pit mining operations at Lonshi. As of April 27, 2002 approximately 563,000 tonnes of ore grading 4.5% acid soluble copper containing 25,300 tonnes (56 million pounds) of copper had been stockpiled for future processing. Exploration drilling to test both the strike extension and down dip extension, between 65 metres and 140 metres, of the Lonshi orebody, has been very encouraging and detailed results will be published upon compilation and analysis of data.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

02-09

June 20, 2002

www.first-quantum.com

FIRST QUANTUM REPORTS RESULTS FROM THE GRDMinproc ENGINEERING STUDY ON THE KANSANSHI COPPER-GOLD DEPOSIT

- Updated Resource Calculation-
- Phase One Operating Estimates-

(All figures expressed in United States dollars)

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the results of the Engineering Study ("the Study"), dated June 2002, for Phase One development of First Quantum's 80% owned Kansanshi copper-gold project. The Study was conducted and compiled by GRDMinproc Limited ("Minproc") of Perth, Western Australia and will lead to a Definitive Feasibility Study which is scheduled for completion in the fourth quarter of 2002. The Study considers all aspects of the development of a new, large scale open pit mine at Kansanshi. First Quantum's objective is to develop an operation that recognizes the changing physical nature of the Kansanshi orebody with depth, and consequently minimize capital and maximize profitability.

The Study envisions that the Kansanshi project will be developed in two phases. Phase One development (years 1-11) will focus predominantly on shallow copper oxide and mixed ores. During Phase One copper cathode from a SX/EW facility will comprise approximately 60% of output, while copper in concentrate will account for 40%. Copper in concentrate will be sent to existing Copperbelt smelters for processing. The mineable resource for Phase One is 73 million tonnes grading 1.74% copper and 0.27g/t gold. Phase Two development (years 12-26+) will focus on sulfide ores with a mineable resource, based on the Phelps Dodge Pre-feasibility Study, of 197 million tonnes grading 1.16% copper and 0.12g/t gold. The Company anticipates that, subject to certain conditions, initial construction for Phase One including civil engineering and some earthworks could commence late in 2002, with commissioning in November 2003 and commercial production commencing in early 2004.

Minproc Resource Calculation

The resources tabulated below have been estimated by Minproc in accordance with National Instrument 43-101, Standards Disclosure for Minerals Projects. Mr. Dan Greig and Ms. Annick Manfrino, both employed by Minproc, are the qualified persons responsible for the resource estimate in this release.

Cut-off	Class	Tonnes (Mt)	Copper (%)	Copper (Blbs)	Gold (g/t)	Gold (ozs)
Cu(t) 0.5%	Measured	93.2	1.43	2.94	0.19	569,000
	Indicated	208.6	1.06	4.87	0.16	1,073,000
	Inferred	111.0	1.11	2.72	0.12	428,000
	Total Measured + Indicated	**301.8**	**1.17**	**7.81**	**0.17**	**1,642,000**
Cu(t) 1.0%	Measured	48.4	2.09	2.23	0.25	389,000
	Indicated	75.8	1.72	2.87	0.23	561,000
	Inferred	41.2	1.81	1.64	0.14	186,000
	Total Measured + Indicated	**124.2**	**1.86**	**5.10**	**0.24**	**950,000**

Minproc Phase One Operating Estimates (Years 1-11 only)

The following parameters have been estimated by Minproc for 100% interest of the Kansanshi project:

Ore	73 Mt grading 1.74% Cu & 0.27g/t Au containing 1.037Mt (2.29 billion pounds) recoverable copper and 0.46 Moz recoverable gold
Strip Ratio	2 ; 1
Plant Throughput	6.6 Mtpa
Metallurgical Recovery	82% copper, 73% gold
Total Cathode Copper Production	624,000 t (1.4 billion pounds)
Total Copper in Concentrate Production	413,000 t (0.9 billion pounds)
Average Annual Copper Production	94,286 t (0.2 billion pounds)
Total Gold Production	460,000 oz
Average Annual Gold Production	41,800 oz
Pre-Production Capital Cost	$155 million
Operating Cost	$12.90 /t ore treated
C1 (Cash) Cost, net of credits	$0.35/lb

"We are very pleased with the outcome of the GRDMinproc Engineering Study which demonstrates that the potential for the Kansanshi deposit, which hosts an insitu resource, assuming a 0.5% Cu(t) cut-off, of 7.8 billion pounds copper and 2.0 million ounces gold to be developed as a large, low cost copper producer. We look forward to working with the Government of the Republic of Zambia, in a joint effort to expedite the construction of Kansanshi. First Quantum Minerals is a committed long term investor in Zambia and we believe that the development of new low cost copper deposits will play an increasingly important role in the future of Zambia's copper industry." commented Philip Pascall, Chairman and CEO.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995.* Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

02-10

July 30, 2002

www.first-quantum.com

FIRST QUANTUM REPORTS SECOND QUARTER RESULTS

(All figures expressed in United States dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce financial results for the three and six months ended May 31, 2002.

Second Quarter Highlights

- Bwana Mkubwa copper production of 2,258 tonnes (5.0 million pounds) and attributable copper production of 7,044 tonnes (15.5 million pounds).
- Cash flow of $1.52 million or $0.04 per share; Net earnings of $2.11 million or $0.05 per share.
- Bwana Mkubwa contributing an operating profit of $1.88 million.
- Completion of $18 million facility with Standard Chartered Bank for the expansion of Bwana Mkubwa to 30,000 tonnes copper cathode per annum on track for completion in fourth quarter of 2002.
- Engineering Study for Phase One (Years 1-11) development at the Kansanshi copper-gold deposit indicates average annual copper production of 94,000 tonnes (207 million pounds) at a life of mine average cash cost of $0.35 per pound.

Financial Results (see attached financial statements)

As at November 30, 2001 the Company proportionally consolidated its 49% interest in Carlisa Investment Corp. (Carlisa) which holds a 90% interest in Mopani Copper Mines Limited (Mopani), owner of the Nkana and Mufulira mines in Zambia. From December 2001, the Company elected to dilute its interest in Carlisa rather than contribute equity for the purpose of funding Mopani's ongoing operations. As a result the Company has diluted its interest in Carlisa from 49% to 18.8% during the six months to May 31, 2002. As required under Canadian Generally Accepted Accounting Principles, the Company from March 1, 2002 is cost accounting for this investment. On this basis any comparison between quarters needs to consider the significant impact of the change in accounting treatment.

For the second quarter, revenues were $5.08 million (Q2 2001: $36.70 million) and for the six months ended May 31, 2002 revenues were $33.20 (Q2 2001: $69.32 million). Both decreases reflect the change in ownership and accounting treatment at Carlisa. External revenues at the Bwana Mkubwa decreased 10% in the second quarter 2002 to $5.64 million (Q2 2001: $6.39 million) principally as a result of lower copper production.

Gross profit from operations was $1.27 million (Q2 2001: $4.99 million) reflecting the reduced copper production and lower contribution from surplus acid sales at Bwana Mkubwa. For the six months ended May 31, 2002 gross profit was $1.40 million (Q2 2001: $10.69 million). At Bwana Mkubwa the gross profit for the second quarter 2002 was $1.83 million (Q2 2001: $3.34 million).

For the second quarter, the loss before income taxes, non-controlling interest and equity earnings and minority interests was $0.42 million (Q2 2001: $0.99 million). For the six months ended May 31, 2002 the loss is $3.96 million compared to a profit of $0.40 million in 2001. For the second quarter, net earnings (loss) were $2.11 million (Q2 2001: $[0.79] million) as the result of a $2.5 million tax recovery at Bwana Mkubwa. This resulted when the Zambian Government effectively changed the

tax rates for mining companies from 35% to 25%. For the six months ended May 31, 2002 the loss is $2.37 million compared to a profit of $0.55 million in 2001.

Cash flow from operating activities in the second quarter 2002, before changes in non-cash operating working capital was $1.52 million ($0.04 per share) compared to $2.28 million ($0.07 per share) in 2001.

Operations Review (see attached tables)

In the second quarter in 2002, attributable copper production was 7,044 tonnes (Q2 2001: 12,755), and attributable cobalt production was 109 tonnes (Q2 2001: 223). Surplus acid production was 15,006 tonnes (Q2 2001: 13,997).

For the first six months, attributable copper production was 15,814 tonnes (Q2 2001: 24,209) attributable cobalt production was 274 tonnes (Q2 2001: 403). Surplus acid production was 36,508 tonnes (Q2 2001: 28,639).

The decrease in copper and cobalt production results from the reduction in the Company's effective interest in Mopani.

In the second quarter, at Bwana Mkubwa, cash costs net of credits, comprising surplus sulphuric acid profits, were $0.25 per pound of copper (Q2 2001: $0.18). Total costs, net of credits were $0.58 per pound (Q2 2001: $0.62). Cash costs increased during the period due to a shortfall in copper production and reduced acid sales. Processing of Lonshi ore commenced in March and much of the second quarter was spent optimizing the plant to deal with the new ore feed. Some of the principal challenges during the quarter related to filtration issues created by the fine nature of the Lonshi ore. These problems were anticipated and during the third quarter cathode production should return to normal levels.

Acid sales were adversely impacted during the quarter as a result of lower requirements from the principal customer, Konkola Copper Mines ("KCM"). Shipments of acid to KCM have returned to normal levels in the third quarter.

For the six month period, at Bwana Mkubwa, cash costs net of credits, which include surplus sulphuric acid profits, were $0.18 per pound of copper (Q2 2001: $0.19). Total costs, net of credits were $0.49 per pound (Q2 2001: $0.62).

Bwana Mkubwa and Lonshi Copper Mine ("Bwana Mkubwa") (100%)

In June the Company announced the signing of a $18 million term debt facility with Standard Chartered Bank ("SCB"). The facility consists of a $15 million facility and a Zambian Kwacha 12.50 billion facility ($3.0 million) provided by Standard Chartered Bank, Zambia. The facility will be used to finance the expansion of the Bwana Mkubwa plant, from an annual production rate of 10,000 tonnes of copper cathode to a minimum of 30,000 tonnes of copper cathode. As at May 31, 2002, $3.5 million had been drawn down on this facility.

The SCB loan facility completes all of the financing required to triple copper production at Bwana Mkubwa and demonstrates strong support from the international banking community for this unique cross border operation. Phase Two of the expansion construction is well underway and commissioning will begin early in the fourth quarter of 2002. When Bwana Mkubwa is fully expanded to treat ore from the Lonshi deposit, cash costs net of credits are budgeted to be $0.30 per pound of copper putting the Bwana Mkubwa operation in the lowest quartile worldwide in terms of cost of production. For the full year of 2002, Bwana Mkubwa is budgeted to produce 10,000 tonnes of copper cathode and 88,000 tonnes of surplus sulphuric acid.

During the second quarter 347,094 tonnes of ore grading 4.23% acid soluble was mined from the Lonshi ore body. An estimated 730,000 tonnes of ore grading 5.43% copper is to be mined during the 2002 fiscal year.

Lonshi Mine Summary

	First Quarter (Dec-Feb)	Second Quarter (Mar-May)	Total (Dec-Feb)
Ore Mined (tonnes)	29,546	347,094	376,640
Waste Mined (tonnes)	674,334	992,820	1,667,154
Total Copper Grade (%)	6.92	4.78	4.95
Acid Soluble Copper Grade (%)	6.15	4.23	4.38
Contained Total Copper (tonnes)	2,044	16,591	18,635
Contained Acid Soluble Copper (tonnes)	1,817	14,682	16,499

At June 30, 2002 approximately 649,390 tonnes of ore grading 5.11% acid soluble copper containing 33,184 tonnes of copper had been stockpiled for future processing.

Lonshi Stockpile at June 30, 2002

	Total
Ore (tonnes)	649,390
Total Copper Grade (%)	5.70
Acid Soluble Copper Grade (%)	5.11
Contained Total Copper (tonnes)	37,015
Contained Acid Soluble Copper (tonnes)	33,184

Kansanshi Copper Deposit ("Kansanshi")

Subsequent to the end of the second quarter First Quantum announced the results of an Engineering Study ("the Study") for the Phase One development of First Quantum's 80% owned Kansanshi copper-gold project. The Study was conducted and compiled by GRD Minproc Limited of Perth, Western Australia and will lead to a Definitive Feasibility Study, which is scheduled for completion in the fourth quarter of 2002. The Study considers all aspects of the development of a new, large scale open pit mine at Kansanshi. First Quantum's objective is to develop an operation that recognizes the changing physical nature of the Kansanshi orebody with depth, and consequently minimize capital and maximize profitability.

The Study envisions that the Kansanshi project will be developed in two phases. Phase One (years 1-11) will focus predominantly on shallow copper oxide and mixed ores. Annual production will average 94,000 tonnes (207 million pounds) of copper and 42,000 ounces of gold. Phase One's life of mine cash costs have been estimated at $0.35 per pound of copper, net of gold credits. The mineable resource for Phase One is 73 million tonnes grading 1.74% copper and 0.27grams per tonne of gold. Phase Two (years 12-26+) will focus on sulfide ores with a mineable resource of 197 million tonnes grading 1.16% copper and 0.12g/t gold. Indicative studies for Phase Two show an average annual production rate of 120,000 tonnes of copper and 40,000 ounces of gold with cash costs of approximately $0.54 per pound of copper, net of gold credits.

The Company currently anticipates that initial construction for Phase One including civil engineering and some earthworks could commence late in 2002, with commissioning in November 2003 and commercial production commencing in early 2004.

Investments

Carlisa Investment Corp.

From December 2001 the Company elected to dilute its interest in Carlisa which owns 90% of Mopani Copper Mines. By the end of the quarter this interest had reduced from 49% to 18.8% reducing its effective interest in Mopani to 16.9%. The Company is not obligated to make any further capital contributions to Carlisa. Mopani is focused on cost cutting activities

and improving productivity in an effort to reach a positive cash flow position in 2002. Mopani is forecasting 101,000 tonnes copper and 2,000 tonnes cobalt production for the year ending November, 2002.

For the second quarter, total copper production at Mopani was 23,332 tonnes (Q2 2001: 20,764), total cobalt production was 473 tonnes (Q2 2001: 455). For the first six months of 2002, total copper production was 41,414 tonnes (Q2 2001: 39,398), cobalt production was 920 tonnes (Q2 2001: 823).

Anvil Mining NL

First Quantum holds a 17.4% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges.

Anvil is developing the Dikulushi deposit in the Democratic Republic of Congo ("DRC") which hosts a measured and indicated resource of 1.55 million tonnes grading 8.95% copper and 295 grams per tonnes silver. Stage One development of the Dikulushi deposit, for which the capital cost is $ 5.7 million, comprises an open pit mine and heavy Media Separation plant. Ore will be treated at a rate of 250,000 tonnes per annum to produce 40,000 tonnes of concentrate per year grading approximately 40% copper and 1,230 grams per tonnes silver. The concentrate will be shipped to a smelter where it will be toll treated to produce approximately 14,000 tonnes of LME grade copper cathode and 1.1 million ounces of silver per year. The forecast operating cost for copper cathode production is $0.36 per pound of copper, net of silver credits.

Anvil has made significant progress on the construction works for Stage One. The project is now approximately 70% complete and it is scheduled to produce its first high-grade concentrate by August 2002.

Outlook

At Bwana Mkubwa the valuable experience gained from processing high grade Lonshi ore during the second quarter will result in higher copper production during the remainder of 2002. Mechanical completion of the Phase Two expansion is scheduled for September. During the remainder of the Fourth Quarter, fine-tuning and optimization of the leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place with the aim of reaching an annual rate of 30,000 tonnes of copper cathode by December 2002.

Exploration drilling to test both the strike extension and down dip extension of the Lonshi orebody has proven very encouraging, Geologic interpretation of drilling conducted to date indicates that the host formations for copper mineralization at Lonshi extend at least 500 metres to the southwest of the existing ore body. Should drill results confirm copper mineralization, the potential exists to double the current resource.

With the completion of the Engineering Study at Kansanshi, the Company has initiated the formal tendering process for project financing. Based on the indicative letters received to date, the Company is confident that it will be able to rapidly secure the financing necessary to move the project to commercial production.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

ATTRIBUTABLE PRODUCTION SUMMARY

For The Three Months and Six Months Ended May 31, 2002

(All figures in United States dollars)

	2002		2001	
	Second Quarter	**Six Months**	Second Quarter	Six Months
Total				
Copper Production (tonnes)	**7,044**	**15,814**	12,755	24,209
C3 (Total) Cost Copper (US$/lb)*	**0.82**	**0.82**	0.90	0.84
C1 (Cash) Cost Copper (US$/lb)*	**0.68**	**0.67**	0.63	0.60
Cobalt Production (tonnes)	**109**	**274**	223	403
Surplus Sulfuric Acid (tonnes)	**15,006**	**36,508**	13,997	28,639
Bwana Mkubwa Mine, Zambia (100%)				
Copper Production (tonnes)	**2,258**	**4,338**	2,582	4,904
Surplus Acid Production (tonnes)	**15,006**	**36,508**	13,997	28,639
C3 (Total) Cost Copper (US$/lb)*	**0.58**	**0.49**	0.60	0.62
C1 (Cash) Cost Copper (US$/lb)*	**0.25**	**0.18**	0.18	0.19
Mopani Copper Mines Plc, Zambia (**)				
Copper Production (tonnes)	**4,786**	**11,476**	10,174	19,305
Cobalt Production (tonnes)	**109**	**274**	223	403
C3 (Total) Cost Copper (US$/lb)*	**0.92**	**0.94**	0.98	0.90
C1 (Cash) Cost Copper (US$/lb)*	**0.87**	**0.85**	0.74	0.70

Note: * First Quantum has adopted Brook Hunt definitions for mine cost categories:

C1 – costs are cash operating costs, including mining, processing, site administration; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office and interest costs; net of by product credits.

** represents First Quantum's share of Mopani's production in the First Quarter (37%) and Second Quarter of 2002 (23%) and 49% share of Mopani's production in 2001.

Operation Statistics By Quarter – 2002

(All figures in United States dollars)

Bwana Mkubwa Mine, Zambia
Copper & Acid Production

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Tailings Ore Processed – (tonnes)	431,840	307,900	-	-	739,740
Tailings Copper Grade – (%)	0.66	0.68	-	-	0.67
Tailings Contained Copper - (tonnes)	2,850	2,094	-	-	4,944
Lonshi Ore Processed - (tonnes)	-	37,300	-	-	37,300
Lonshi Copper Grade – (%)	-	4.04	-	-	4.04
Lonshi Contained Copper - (tonnes)	-	1,507	-	-	1,507
Total Ore Processed – (tonnes)	431,840	345,200	-	-	777,040
Average Copper Grade – (%)	0.66	1.04	-	-	0.83
Total Contained Copper - (tonnes)	2,850	3,601	-	-	6,451
Finished Copper Production (tonnes)	**2,080**	**2,258**	-	-	**4,338**
C3 (Total) Cost Copper ($/lb)*	**0.39**	**0.58**	-	-	**0.49**
C1 (Cash) Cost Copper ($/lb)*	**0.11**	**0.25**	-	-	**0.18**
Sulphuric Acid Produced (tonnes)	35,289	27,586	-	-	62,875
Sulphuric Acid Sold (tonnes)	21,502	15,006	-	-	36,508
Sulphuric Acid Consumed	12,812	13,390	-	-	26,202

Mopani Copper Mines Plc, Zambia
Copper & Cobalt Production
(Table represents 100% Mopani production)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Ore Processed (tonnes)	1,388,000	1,346,000	-	-	2,734,000
Copper Grade (%)	1.77	1.85	-	-	1.81
Cobalt Grade (%)	0.12	0.12	-	-	0.12
Contained Copper (tonnes)**	24,567	24,901	-	-	49,468
Contained Cobalt (tonnes)**	932	862	-	-	1,794
Finished Copper Production (tonnes)**	**18,082**	**23,332**	-	-	**41,414**
Cobalt Production (tones)**	**447**	**473**	-	-	**920**
C3 (Total) Cost Copper ($/lb)*	**0.95**	**0.92**	-	-	**0.93**
C1 (Cash) Cost Copper ($/lb)*	**0.84**	**0.87**	-	-	**0.86**

Notes:

* First Quantum has adopted Brook Hunt definitions for mine cost categories:

C1 – costs are cash operating costs, including mining, processing, site administration; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office and interest costs; net of by product credits.

**Variance in metal production figures versus contained metal in ore figures, relate to factors that include inventory of copper in circuit, as well as, metal accounting and delivery allied with tolling contracts. Therefore, metal production and contained metal should not be used to calculate metallurgical recoveries. Total copper recoveries at Nkana and Mufulira are approximately 90% and 92% respectively. Total cobalt recoveries at Nkana are approximately 50%.

Consolidated Balance Sheets
As at May 30, 2002 and November 30, 2001
(expressed in thousands of U.S. dollars)

	May 31, 2002 $000's (Unaudited)	November 30, 2001 $ (Audited)
Assets		
Current assets		
Cash and cash equivalents	1,376	9,836
Accounts receivable and prepaid expenses	2,160	13,767
Inventory	7,429	25,904
Deferred financing fees	86	160
	11,051	49,667
Management fees receivable (note 4)		2,847
Investments	11,481	2,314
Deferred exploration and acquisition costs	466	109
Property, plant and equipment	46,966	99,787
	58,913	105,057
	69,964	154,724
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	6,406	29,941
Current portion of Carlisa provision for retrenchment benefits	-	2,551
Current portion of long-term debt (note 5)	12,000	15,596
	18,406	48,088
Long-term debt	1,505	28,910
Deferred revenue on option contracts	-	850
Future income tax liability (note 3)	3,725	5,064
Carlisa's Provisions for retrenchment, removal and restoration		23,144
	23,636	106,056
Non-controlling interest	2,190	2,323
	25,826	108,379
Shareholders' Equity		
Share capital	77,346	77,188
Deficit	(33,208)	(30,843)
	44,138	46,345
	69,964	154,724

Commitment (note 5)

Approved by the Board of Directors

"Martin R. Rowley" Director "G. Clive Newall" Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Earnings and Deficit
For the three and six months ended May 31, 2002 and 2001
(expressed in thousands of U.S. dollars)

	Three months ended May 31, 2002 $	Three months ended May 31, 2001 $	Six months ended May 31, 2002 $	Six months ended May 31, 2001 $
Revenues				
Owned Operations				
Copper	3,269	4,217	6,252	8,334
Acid	2,374	2,022	5,534	4,297
Other	127	122	155	287
Carlisa Related Revenues (note 4)	(694)	30,334	21,254	56,399
	5,076	36,695	33,195	69,317
Costs and expenses				
Cost of sales	3,502	31,702	31,798	58,628
Depletion and amortization	1,091	2,761	2,765	5,163
Exploration	119	99	196	172
Foreign exchange loss (gain)	(236)	933	(272)	776
General and administrative	753	361	1,290	927
Interest and financing fees on long-term debt	264	1,824	1,373	3,249
	5,493	37,680	37,150	68,915
Earnings (loss) before income taxes, non-controlling interest and equity loss	(416)	(985)	(3,955)	402
Future income tax (Recovery)	(2,499)	(184)	(1,335)	(239)
Non-controlling interest	(22)	(54)	(240)	2
Equity Earnings (Loss)	7	(45)	15	(91)
Net earnings (loss) for the period	2,112	(792)	(2,365)	548
Deficit - Beginning of period	(35,320)	(8,528)	(30,843)	(9,868)
Deficit - End of period	(33,208)	(9,320)	(33,208)	(9,320)
Earnings (loss) per common share				
Basic - $ per share	0.05	(0.02)	(0.05)	0.02
Diluted - $ per share	0.05	(0.02)	(0.05)	0.02

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows
For the three and six months ended May 31, 2002 and 2001
(expressed in thousands of U.S. dollars)

	Three months ended May 31, 2002	Three months ended May 31, 2001	Six months ended May 31, 2002	Six months ended May 31, 2001
Cash flows from operating activities				
Net earnings (loss) for the period	2,112	(792)	(2,365)	548
Items not affecting cash				
Depletion and amortization	1,091	2,761	2,765	5,163
Amortization of financing fees	37	317	74	733
Equity loss (earnings)	(7)	45	(15)	91
Net recognition of deferred revenue	(44)	-	(794)	(106)
Accrued interest on ZCCM facility	-	184	406	362
Income gain from equity dilution	856	-	-	-
Non-controlling interest	(22)	(54)	(240)	2
Recovery of future income tax	(2,503)	(184)	(1,339)	(239)
	1,520	2,277	(1,508)	6,554
Change in non-cash operating working capital				
Decrease in restricted cash	-	8,157	-	-
Decrease (increase) in accounts receivable and prepaid expenses	(361)	3,435	(4,375)	365
Decrease (increase) in inventory	(2,802)	(4,048)	(1,549)	(6,185)
Increase (decrease) in accounts payable and accrued liabilities	373	(2,155)	4,038	3,438
	(2,790)	5,387	(1,886)	(2,382)
	(1,270)	7,666	(3,394)	4,172
Cash flows from financing activities				
Proceeds from long-term debt	3,504	4,479	7,255	6,929
Repayments of principal on long-term debt	(3,950)	(10,107)	(9,220)	(16,204)
Proceeds from issue of common shares and warrants	85	802	159	10,129
	(361)	(4,826)	(1,806)	855
Cash flows from investing activities				
Payments to acquire capital assets	(5,092)	(1,841)	(11,384)	(4,870)
Net change in cash attributable to Carlisa dilution	(327)	-	8,481	-
Payments for exploration on mineral properties	(343)	(78)	(357)	(78)
	(5,762)	(1,919)	(3,260)	(4,948)
(Decrease) Increase in cash and cash equivalents	(7,393)	921	(8,460)	78
Cash and cash equivalents - Beginning of period	8,769	1,752	9,836	2,595
Cash and cash equivalents - End of period	1,376	2,673	1,376	2,673

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

02 AUG 29

AMENDED - BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

FIRST QUANTUM MINERALS LTD.
Name of Issuer

Suite 450 – 800 West Pender Street, Vancouver, BC V6C 2V6
Address

604-688-6577
Telephone Number

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer. British Columbia, Alberta and Ontario,

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

The Toronto Stock Exchange, the Alternative Investment Market of the London Stock Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

Pursuant to Section 139 (4) of the Securities Rules, the Issuer reports its annual filing with respect to the incentive stock options granted for the period commencing May 22, 2001 and ending May 22, 2006 as outlined in Schedule "A" attached hereto.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
Philip K.R. Pascall Perth, Australia	180,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Clive D. Newall, Horsham, UK	150,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Martin Rowley, Perth, Australia	150,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Michael Philpot, Surrey, BC, Canada	75,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Rupert Pennant-Rea London, UK	75,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
R. Stuart Angus, Vancouver, BC, Canada	75,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Robert A. Watts, Victoria, Canada	75,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Alan Stephens, Horsham, UK	60,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Christine Thomson, Vancouver, BC, Canada	15,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Rod Webster, Perth, Australia	75,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Matt Pascall, Johanesburg, South Africa	75,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Raphael Ngoy, Democratic Republic of Congo	60,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Sean Whittome, Ndola, Zambia	60,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Michael Parker, Ndola, Zambia	45,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Jim Flaherty, Perth, Australia	45,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Geoff Chater, Maple Ridge, BC, Canada	45,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Andrew Hickman, Ndola, Zambia	30,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Rob Geldenhuis, Ndola, Zambia	24,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Rudi Badenhorst, Ndola, Zambia	24,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Erick Boecker, Ndola, Zambia	24,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Michael Stuart, Ndola, Zambia	24,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Jeremy Allen, Ndola, Zambia	24,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Vanessa, Carter, Perth, Australia	24,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Gerry Stevenson, Kelowna, BC, Canada	24,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
Andries Scott, Ndola, Zambia	21,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Kwalela Lamaswala, Lusaka, Zambia	18,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Morris Rowe, Ndola, Zambia	18,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Grandson Tolopa, Ndola, Zambia	15,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Eddie Mukondia, Ndola, Zambia	15,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Lillian Brill, Ndola, Zambia	15,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Douglas Jack, Ndola, Zambia	15,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Shona Fowler, Perth, Australia	15,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
John Farr, Ndola, Zambia	15,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Bill Iversen, Vancouver, BC, Canada	15,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Joyce Nkamba, Ndola, Zambia	12,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Jayne Maynard, Ndola, Zambia	12,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Kyuba Kalota, Ndola Zambia	12,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
John Gross, Ndola, Zambia	12,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
Kamaljit Nagra, Surrey, BC, Canada	12,000	May 22, 2001	$3.81 / N/A	74(2)(9) of the Act	None
TOTAL	**1,680,000**		$N/A		

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

Not Applicable

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)
Not Applicable		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 25th day of June 2002.

First Quantum Minerals Ltd.
Name of issuer *(please print)*

Signature of authorized signatory

Michael D. Philpot, Executive Vice-President, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE

BC FORM 45-902F

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
Philip K.R. Pascall 52 Irvine Street, Peppermint Grove, Western Australia 6011	011-61-8-9-226-5777 pkrp@fqm.com.au	Option to purchase 180,000 Common shares at $3.81	Section 74(2)(9) of the Act
Clive D. Newall 4 the Quarries, Mannings Heath, Horsham, West Sussex, UK RH13 6SW	011-44-140-327-3484 clive.newall@first-quantum.com	Option to purchase 150,000 Common shares at $3.81	Section 74(2)(9) of the Act
Martin Rowley 23 Strome Road, Applecross, Western, Australia	011-61-8-9-226-5777 martin.rowley@fqm.com.au	Option to purchase 150,000 Common shares at $3.81	Section 74(2)(9) of the Act
Michael Philpot 13829 – 33rd Avenue, Surrey, BC, Canada, V4P 2B4	604-688-6577 mphilpot@first-quantum.com	Option to purchase 75,000 Common shares at $3.81	Section 74(2)(9) of the Act
Rupert Pennant-Rea 19 Chiddingstone Street, London, SW6 5DR, UK	011-44-20-7873-8781 rpr@tso.co.uk	Option to purchase 75,000 Common shares at $3.81	Section 74(2)(9) of the Act
R. Stuart Angus 5903 Larch Street Vancouver, BC, V6M 4E5	604-631-4820 tangus@van.fasken.com	Option to purchase 75,000 Common shares at $3.81	Section 74(2)(9) of the Act
Robert A. Watts 2595 Queenswood Drive Victoria, BC V8N 1X6	604-681-8600 bwatts@firstpointminerals.com	Option to purchase 75,000 Common shares at $3.81	Section 74(2)(9) of the Act
Alan Stephens Malkinsons Farmhouse, Roundstreet Common, Wisborough Green, West Sussex, UK	011-44-140-327-3484 alan.stephens@first-quantum.com	Option to purchase 60,000 Common shares at $3.81	Section 74(2)(9) of the Act
Christine Thomson 104 – 185 West 11th Avenue Vancouver, BC, V6H 1K6	604-688-6577 christine@first-quantum.com	Option to purchase 15,000 Common shares at $3.81	Section 74(2)(9) of the Act
Rod Webster 22 Archdeacon Street, Nedlands, Western Australia 6009	011-61-8-9-226-5777 rod.webster@fqm.com.au	Option to purchase 75,000 Common shares at $3.81	Section 74(2)(9) of the Act

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
Matt Pascall 17 Griswold Road. Saxonwold, Johannesburg, South Africa. 2196	011-206-2-247-002 mpascall@mopanie.com.zm	Option to purchase 75,000 Common shares at $3.81	Section 74(2)(9) of the Act
Raphael Ngoy,, 2162, Avenue Mama Yemo Commune De Lubumbashi, Ville de Lubumbashi, Province de Katanga, Democratic Republic of Congo	011-260-2-655-050 ngoyra@yahoo.fr	Option to purchase 60,000 Common shares at $3.81	Section 74(2)(9) of the Act
Sean Whittome P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 60,000 Common shares at $3.81	Section 74(2)(9) of the Act
Michael Parker P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 45,000 Common shares at $3.81	Section 74(2)(9) of the Act
Jim Flaherty 49 St. John's Wood Boulevard, Mt. Claremont, Western Australia, 6010	011-61-8-9-226-5777 jim.flaherty@fqm.com.au	Option to purchase 45,000 Common shares at $3.81	Section 74(2)(9) of the Act
Geoff Chater 20498 – 122B Avenue Maple Ridge, BC, V2X 1B6	604-688-6577 geoff@first-quantum.com	Option to purchase 45,000 Common shares at $3.81	Section 74(2)(9) of the Act
Andrew Hickman P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 30,000 Common shares at $3.81	Section 74(2)(9) of the Act
Rob Geldenhuis P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 24,000 Common shares at $3.81	Section 74(2)(9) of the Act
Rudi Badenhorst P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 24,000 Common shares at $3.81	Section 74(2)(9) of the Act
Erick Boecker P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 24,000 Common shares at $3.81	Section 74(2)(9) of the Act
Michael Stuart P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 24,000 Common shares at $3.81	Section 74(2)(9) of the Act
Jeremy Allen P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 24,000 Common shares at $3.81	Section 74(2)(9) of the Act
Vanessa, Carter 28 Scotford Way, Baldivis, Western Australia 6171	011-61-8-9-226-5777 Vanessa.Carter@fqm.com.au	Option to purchase 24,000 Common shares at $3.81	Section 74(2)(9) of the Act
Gerry Stevenson 504 Sarsons Road Kelowna, BC, V1W 1C2	250-764-4890 kathyandgerry@telus.net	Option to purchase 24,000 Common shares at $3.81	Section 74(2)(9) of the Act

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
Andries Scott, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 21,000 Common shares at $3.81	Section 74(2)(9) of the Act
Kwalela Lamaswala, 3rd Floor, Godfrey House, Longolongo Road, Lusaka, Zambia	011-260-1-238-353 bwana@zamnet.zm	Option to purchase 18,000 Common shares at $3.81	Section 74(2)(9) of the Act
Morris Rowe, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 18,000 Common shares at $3.81	Section 74(2)(9) of the Act
Grandson Tolopa, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 15,000 Common shares at $3.81	Section 74(2)(9) of the Act
Eddie Mukondia, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 15,000 Common shares at $3.81	Section 74(2)(9) of the Act
Lillian Brill, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 15,000 Common shares at $3.81	Section 74(2)(9) of the Act
Douglas Jack, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 15,000 Common shares at $3.81	Section 74(2)(9) of the Act
Shona Fowler 59 Arlington Avenue, South Perth, Western Australia	011-61-8-9-226-5777 shona.fowler@fqm.com.au	Option to purchase 15,000 Common shares at $3.81	Section 74(2)(9) of the Act
John Farr, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 15,000 Common shares at $3.81	Section 74(2)(9) of the Act
Bill Iversen, 2585 West 14th Avenue Vancouver, BC, V6K 2W6	604-688-6577 biversen@first-quantum.com	Option to purchase 15,000 Common shares at $3.81	Section 74(2)(9) of the Act
Joyce Nkamba, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 12,000 Common shares at $3.81	Section 74(2)(9) of the Act
Jayne Maynard, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 12,000 Common shares at $3.81	Section 74(2)(9) of the Act
Kyuba Kalota, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 12,000 Common shares at $3.81	Section 74(2)(9) of the Act
John Gross, P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 12,000 Common shares at $3.81	Section 74(2)(9) of the Act
Kamaljit Nagra 8241 0 152 A Street Surrey, BC, V3S 8N2	604-688-6577 kamal@first-quantum.com	Option to purchase 12,000 Common shares at $3.81	Section 74(2)(9) of the Act